SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Banc of California, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

05990K106
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
☒ Rule 13d-1(c)
Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05990K106	13G/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Endicott Opportunity Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.63%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13G/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Endicott Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.63%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 05990K106	13G/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON W.R. Endicott IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.63%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 05990K106	13G/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Wayne K. Goldstein (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.63%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13G/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Robert I. Usdan (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.63%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13G/A	Page 7 of 11 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Banc of California, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 18500 Von Karman, Suite 1100, Irvine, CA 92612.

Item 2(a).	NAME OF PERSON FILING

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the principal business offices of each of: (i) EOP IV; (ii) WR IV LLC; (iii) EMC; (iv) Mr. Goldstein; and (v) Mr. Usdan is 570 Lexington Avenue, 37th Floor, New York, NY 10022.

This statement is filed by:

(i)	Endicott Opportunity Partners IV, L.P., a Delaware limited partnership ("EOP IV"), with respect to Shares directly owned by EOP IV;

(ii)	W.R. Endicott IV, L.L.C. a Delaware limited liability company ("WR IV LLC") and general partner of EOP IV, with respect to Shares directly owned by EOP IV;

(iii)	Endicott Management Company, a Delaware S-Corporation ("EMC") and Investment Manager to EOP IV, with respect to Shares directly owned by EOP IV;

(iv)	Wayne K. Goldstein ("Mr. Goldstein"), who serves as a Co-President and a director of EMC and a managing member of WR IV LLC, with respect to Shares directly owned by EOP IV; and

(v)	Robert I. Usdan ("Mr. Usdan"), who serves as a Co-President and a director of EMC and a managing member of WR IV LLC, with respect to Shares directly owned by EOP IV.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(c).	CITIZENSHIP
EOP IV - a Delaware limited partnership WR IV LLC - a Delaware limited liability company EMC - a Delaware S-Corporation Mr. Goldstein - United States Mr. Usdan - United States

CUSIP No. 05990K106	13G/A	Page 8 of 11 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.01 (the "Shares")

Item 2(e).	CUSIP NUMBER
05990K106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________________

CUSIP No. 05990K106	13G/A	Page 9 of 11 Pages

Item 4.	OWNERSHIP

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company’s Form 8-K filed on January 28, 2016, indicated that the total number of outstanding shares of Common Stock as of December 31, 2015 was 38,002,267. The percentage used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

EOP IV is a private investment partnership, the general partner of which is WR IV LLC. As the general partner of EOP IV, WR IV LLC has the power to vote and dispose of the securities owned by EOP IV and, accordingly, may be deemed the "beneficial owner" of such securities.

The managing members of WR IV LLC are Mr. Goldstein and Mr. Usdan.

EMC, the Investment Manager of EOP IV has the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by EOP IV, and accordingly may be deemed the "beneficial owner" of such shares of Common Stock.

The limited partners and the general partners of EOP IV have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EOP IV in accordance with their ownership interests in such entities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
See Item 2 and Exhibit 1.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05990K106	13G/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2016

ENDICOTT OPPORTUNITY PARTNERS IV, L.P.
BY:	W.R. Endicott IV, L.L.C
its general partner

BY:	/s/Wayne K. Goldstein
Wayne K. Goldstein
Managing Member

W.R. ENDICOTT IV, L.L.C.

BY:	/s/Wayne K. Goldstein
Wayne K. Goldstein
Managing Member

ENDICOTT MANAGEMENT COMPANY

BY:	/s/Wayne K. Goldstein
Wayne K. Goldstein
Managing Member

WAYNE K. GOLDSTEIN, INDIVIDUALLY

BY:	/s/Wayne K. Goldstein
Wayne K. Goldstein

ROBERT I. USDAN, INDIVIDUALLY

BY:	/s/Robert I. Usdan
Robert I. Usdan

CUSIP No. 05990K106	13G/A	Page 11 of 11 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 16, 2016

ENDICOTT OPPORTUNITY PARTNERS IV, L.P.
BY:	W.R. Endicott IV, L.L.C
its general partner

BY:	/s/Wayne K. Goldstein
Wayne K. Goldstein
Managing Member

W.R. ENDICOTT IV, L.L.C.

BY:	/s/Wayne K. Goldstein
Wayne K. Goldstein
Managing Member

ENDICOTT MANAGEMENT COMPANY

BY:	/s/Wayne K. Goldstein
Wayne K. Goldstein
Managing Member

WAYNE K. GOLDSTEIN, INDIVIDUALLY

BY:	/s/Wayne K. Goldstein
Wayne K. Goldstein

ROBERT I. USDAN, INDIVIDUALLY

BY:	/s/Robert I. Usdan
Robert I. Usdan